

No.1-7628

THE SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


RECD S.E.C.
AUG 1 2 2002
1086

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR
15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

FOR THE MONTH OF JULY 2002

HONDA GIKEN KOGYO KABUSHIKI KAISHA
(Name of registrant)

HONDA MOTOR CO., LTD.
(Translation of registrant's name into English)

No. 1-1 2-chome, Minami-Aoyama, Minato-ku, Tokyo, Japan
(Address of principal executive officers)

Contents

Exhibit 1:
On July 9, 2002 American Honda Motor Co., Inc. announced that it will add flexible capacity to manufacture vehicles and powertrains in North America. (Ref.#02049)

Exhibit 2:
On July 10, 2002 Honda Motor Co., Ltd. announced its mid-term business plans for the next three years, including an outline of how Honda will meet its new goal of increasing the number of customers from 12.7 million for the fiscal year ended March 2002, to more than 20 million customers in the fiscal year ending March 31, 2005. (Ref.#02046)

Exhibit 3:
On July 10, 2002 Honda Motor Co., Ltd. announced that Honda Taiwan Co., Ltd., its local subsidiary, will begin production of automobiles by the end of this year, with plans to begin sales of automobiles in January 2003, through a new dealership network currently being established. (Ref.#02047)

Exhibit 4:
On July 10, 2002 Honda Motor Co., Ltd. announced plans to expand production capacity in Asia for automobile powertrain components, including engine parts and transmissions. (Ref.#02048)

Exhibit 5:
On July 10, 2002 Honda Motor Co., Ltd., announced that the company has signed a letter of intent with Guangzhou Auto Group Corp. and Dongfeng Motor Corp. to conduct a feasibility study for a new automobile plant that would produce Honda small cars in China for export to other markets. (Ref.#02050)

Exhibit 6:
On July 18, 2002 Honda Motor Co., Ltd. announced that it has entered the final phase of development of a compact, home-use cogeneration (heat/electricity) unit, scheduled to go on sale in the current fiscal year ending March 2003. (Ref.#02051)

Exhibit 7:
On July 22, 2002 Honda Motor Co., Ltd. announced the release of the Today, a new style of scooter for the expanding scooter market. (Ref.#02052)

Exhibit 8:
On July 23, 2002 Honda Motor Co., Ltd. announced that it sold 88,953 vehicles in Japan in June, an increase of 1.7% over June 2001. (Ref.#02053)

Exhibit 9:
On July 25, 2002 Honda Motor Co., Ltd. announced that its fuel cell vehicle, the FCX, has earned approval from the U.S. EPA (Environmental Protection Agency) and CARB (California Air Resource Board) – a world first for a fuel cell vehicle. (Ref.#02054)

Exhibit 10:
On July 29, 2002 Honda Motor Co., Ltd. announced its unaudited consolidated financial results for the fiscal first quarter ended June 30, 2002. (Ref.#02054)

Exhibit 11:

On July 29, 2002 Honda Motor Co., Ltd. announced to implement an acquisition of its common stock, which was resolved at the meeting of the Board of Directors held on the same day in accordance with resolution at the 78th Ordinary General Meeting of Shareholders held on June 25, 2002. (Ref.#02055)

Exhibit 12:

English translation of the amended Articles of Incorporation of Honda Motor Co., Ltd.

Press Information

Ref. #02049

Honda to Expand North American Production Capacity to Meet Growing Demand; Includes 2nd Line in Alabama, Increased Flexibility and Efficiency in Ohio and Canada

TORRANCE, CA , July 9,2002 – With demand remaining strong for its light trucks and passenger cars, Honda today announced it will add flexible capacity to manufacture vehicles and powertrains in North America. Under this new production strategy for North America, Honda will increase vehicle production capacity in North America from 1.22 million to 1.4 million units in late-2004 – increasing total capital investment in North America to more than $7 billion.

Key components of Honda's production strategy for North America include:

- Honda Manufacturing of Alabama (HMA) will construct a new $425 million, 150,000-unit production line, with synchronous assembly of both bodies and engines under one roof, as with its existing production line. The annual capacity of the HMA facility will increase to 300,000 vehicles and engines when the new line begins production in 2004.

- Honda of Canada Manufacturing (HCM) will invest CDN $32 million (approximately US $21 million) to increase annual production capacity to 390,000 units by early 2003:
  - The number one line at HCM (producing the Civic and Acura EL, an exclusive model for the Canadian market) will increase production capacity to 195,000 units by early 2003.
  - HCM's number two assembly line (producing the Honda Odyssey and Pilot and Acura MDX) will further improve its efficiency to increase production capacity to 195,000 units by early 2003.

- The Anna Engine Plant (AEP) of Honda of America Manufacturing (HAM) in Ohio will invest $20 million to increase its manufacturing flexibility for increased V6 engine production. Engine production capacity at AEP will also be increased by 120,000 units, from 1.04 million units per year to a total capacity of 1.16 million units annually.

"To meet the changing needs of our customers, we must increase our manufacturing flexibility as well as overall production capacity," said Koichi Amemiya, president of American Honda Motor Co., Inc. and COO of Honda's North America Region. "This new investment will not only help us meet increasing customer demand for our cars and light trucks, but also to fulfill an important role for North America in Honda's Global Supply Network."

-MORE-

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Following is a more detailed look at Honda's investment in each operation:

New Production Line at Alabama Plant

The new $425 million production line at Honda Manufacturing of Alabama (HMA) will be constructed adjacent to the existing facility on the same 1,350 acre site in Lincoln, Alabama, and will mirror the current facility's operations with the exception of stamping, plastic injection molding, and engine die-casting and machining – where capacity of the existing operation will be increased to supply both lines. The construction of the new line will start as early as the fall of this year, with mass production scheduled to begin in spring 2004.

When HMA reaches its new 2-line capacity of 300,000 vehicles and engines, total employment will reach 4,300 associates. HMA began production of the Odyssey minivan and V6 engines in November 2001 and will reach the full annual capacity rate of 150,000 units on the current assembly line in September 2002.

Efficient Capacity Increase in Canada

By early 2003, the number one line at Honda of Canada Manufacturing (HCM) will increase production capacity from 170,000 units per year to 195,000 units annually. This additional capacity will help offset the reduction in Civic production at the East Liberty Auto Plant in Ohio, which will begin production of the all-new light truck model Element late this year. Further, HCM's number two assembly line, one of the more flexible vehicle production lines in North America with production of the Honda Odyssey and Pilot and Acura MDX on the same line, will increase capacity to 195,000 units annually.

More Flexible Engine Line in Ohio

Honda of America Mfg. (HAM) will invest $20 million to make its Anna Engine Plant (AEP) more flexible by replacing one of the plant's three assembly lines – which currently assembles only 4-cylinder engines – with a line capable of assembling both 4-cylinder and V6 engines. The plant – already the largest Honda auto engine plant in the world – will be expanded by 48,000 square feet to accommodate the replacement line, which is replacing a line that dates to 1985 when the plant opened to produce GL1200 motorcycle engines.

Production on the replacement engine line in Ohio is scheduled to begin in summer 2003. The replacement line will bring combined output of the three lines from the current 1.04 million per year to approximately 1.16 million units. The Anna plant, which is the main supply source of engines for Honda's North American assembly plants (other than HMA), also will fulfill a V-6 engine supply agreement with General Motors Corp beginning in fall 2003.

Honda is the world's preeminent engine-maker, and built more than 12 million engines globally in 2001 for its diverse line-up of automobiles, motorcycles and power products. Honda began operations in North America in 1959 with the establishment of American Honda Motor Co., Inc., Honda's first overseas subsidiary. Using domestic and globally-sourced parts, Honda began assembling motorcycles in America in 1979, with U.S. automobile manufacturing starting in 1982. Honda designs, manufactures and markets its products in North America and worldwide. Honda currently builds products in 11 manufacturing plants in North America, with three major R&D centers in the U.S.

###

Press Information

Ref. #02046

Honda Announces 3-year Mid-term Business Plan; Goal is to Reach 20 Million New Customers in FY Ending March 2005

Tokyo, July 10, 2002 -- Honda Motor Co., Ltd. today announced its mid-term business plans for the next three years, including an outline of how Honda will meet its new goal of increasing the number of customers from 12.7 million for the fiscal year ending March 2002, to more than 20 million customers in the fiscal year ending March 31, 2005.

A breakdown of the sales target by business category for the fiscal year ending March 2005, compared to the fiscal year ending March 2002, shows motorcycle sales of 11 million units, an increase of about 5 million units; automobile sales of 3.4 million units, an increase of about 700 thousand units; and power product sales of 6 million units, an increase of about 2 million units -- for a grand total of 20.4 million units.

Adopting "Spirited Independence" as the theme for its 3-year mid-term business plan, Honda will further advance the global activities it has vigorously pursued, in order to enhance its competitiveness in "QCD," or the areas of quality, cost and delivery. In each region around the world, Honda will promote greater autonomy focused on local customers and markets while, at the same time, seeking to dynamically align each of these regional operations through "Global Networking." The goal is to make complementary use of Honda's management resources as well as to achieve the most appropriate global organization -- creating a network among Honda operations worldwide.

Summary of Major Developments By Business Category

Motorcycle Operations:
By drawing on its resources in Asia and its manufacturing know-how in Japan, Honda will offer new products at significantly lower prices.

- The "Wave α" motorcycle sold in Vietnam, and a derivation of this model, have been launched in Thailand and the Philippines and they will be marketed in other countries as well.
- Inexpensive motorcycles made in China will be supplied to Africa and then to other regions.
- In spring 2003, a 100cc class scooter, to be offered at a price comparable to a 50cc scooter, will be supplied to Europe from India.

Honda will also provide new products with high added value.

- In spring 2003, 125cc and 150cc scooters equipped with fuel injection systems will be sold in Europe. Small 2-wheel vehicles equipped with fuel injection systems will be marketed in Asia and Japan.

Automobile Operations:
Japan

- The Accord will undergo a full model change in fall 2002. In order to satisfy the specific needs of customers around the world, two versions will be produced; a Japan/Europe version and a U.S./Asia version.
- In spring 2003, two models produced in North America, the Acura MDX sport utility vehicle and the new Element, will be imported to Japan.

-more-

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

- Annual production capacity in Japan will be maintained at 1.3 million units, with a flexible production system despite elimination of Suzuka Factory's #2 line.
  - ~The daily production capacity of the four lines at Suzuka Factory and the Sayama Plant will be increased to 1,100 vehicles by the end of the fiscal year ending March 2003.
  - ~Flexible innovations to be introduced at Yachiyo Kogyo by fall 2003, will enable an increase in daily production capacity to 1,000 vehicles.

North America

- Before the end of the fiscal year ending March 31, 2005, annual production capacity in North America will be increased to 1.4 million units.
  - ~A new production line will be built at the Alabama Plant, resulting in a 150,000 unit increase in production capacity for vehicles and engines. Production will start on the new line in spring 2004.
  - ~In early 2003, annual production capacity in Canada will be increased to 390,000 units.
  - ~Engine production capacity will be increased in Ohio through a more flexible line to meet increased vehicle production.

Asia

- China
  - ~Production and sales of a new small car model will begin by the end of the fiscal year ending March 2004.
  - ~Agreement has been reached for the feasibility study on a new production plant for the production and export of small cars.
- Taiwan
  - ~ By the end of 2002, local production of automobiles will begin with production volume in the first year to total approximately 20,000 units.

- With an eye toward the AFTA arrangement, Honda will begin the reciprocal supply of the current Accord from Thailand to Indonesia and of the Stream from Indonesia to Thailand.

- Expansion of powertrain component supply
  - ~ In the Philippines, annual production capacity of manual transmissions will be increased to 140,000 units by fall 2003.
  - ~ In Indonesia, a new production facility will begin operation by fall 2003 to produce automatic transmissions and CVTs. Annual production capacity of transmissions will be increased to 250,000 units by the fiscal year ending March 2005. Production of engine valves will also take place at this facility.
  - ~ Roughly 30% of the transmissions produced in the Philippines and Indonesia will be supplied to Europe. This is expected to make a significant contribution to European business operations.
  - ~ In fall 2002, connecting rods and crankshafts produced at Dongfeng Honda Auto Parts Co., Ltd. in China will be exported to European manufacturing operations.

-more-

Europe

- In 2002, the new Accord will be unveiled at the Paris Motor Show.
- In 2003, the Accord Diesel will be launched.
- In spring 2003, the Civic Hybrid will be launched.

Power Product Operations:

- Next-generation engines with even higher performance in both fuel efficiency and quiet operation will be launched in 2004.
- The annual production capacity of the plant in Thailand will be increased to 1 million units by November 2002.

Research and Development:

- In order to further enhance fundamental research and development capabilities in Japan, a next-generation research and development facility will be constructed in 2003 on part of the site of the former Wako Plant.

# # #

Press Information

Ref. # 02047

Honda to Begin Local Production in Taiwan

July 10, 2002, Tokyo – Honda Motor Co., Ltd., has announced that Honda Taiwan Co., Ltd., its local subsidiary, will begin production of automobiles by the end of this year, with plans to begin sales of automobiles in January 2003, through a new dealership network currently being established.

Honda Taiwan will start production with the new CR-V, which is enjoying robust sales in North America, the ASEAN region as well as in Europe. Current plans call for the production of additional vehicles in the future. Total investment in this new operation is expected to reach 3.4 billion yuan (approximately 12.2 billion yen or U.S.$101 million) with employment of 500 associates.

Production volume during the first year will total approximately 20,000 units. Honda's flexible New Manufacturing System will be introduced in this new facility making it possible to swiftly shift production from one model to another depending upon customer demand with only marginal additional investment. The low cost and efficiency of this flexible system will enable production of high quality vehicles at highly competitive prices.

Honda Taiwan will also import automobiles from Japan to broaden its product lineup, and the sales network will be expanded to 70 dealerships in 2004, with a yearly sales target of 35,000 units.

Honda established Honda Taiwan as a 100% owned local subsidiary in February 2002, after discontinuing its local partnership, in order to create an organizational structure that would enable it to fully utilize its global production and supply networks. Following this development, in June, Honda purchased land and a factory from local automobile manufacturer, Taching Motors Co., Ltd., located south of Taiwan. As part of the initial investment, additional production equipment will be installed in the facility by the end of this year to ramp up for the start of production.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Outline of Honda Taiwan Co., Ltd.

Established:	February, 2002
Capital:	Approx. 3.6 billion yuan (approx. 13.0 billion yen)
Capitalization ratio:	Honda Motor Co., Ltd. 100%
Representative:	President, Teruo Fujisaki
Business activities:	Production and sales of automobiles

Outline of newly established production facility

Location:	Pingdong, Pingdong Prefecture roughly 15 km northeast of downtown Gaoxiong
Site area:	188,000 m^2 (Building area: 65,000 m^2)
Investment:	Approx. 3.4 billion yuan (approx. 12.2 billion yen)
Products manufactured:	CR-V
Manufacturing processes:	Welding, painting, body assembly, vehicle inspection
Employment:	Approx. 500 associates
Production start-up:	December 2002
Production volume:	20,000 units (in 2003)

Press Information

Ref. #02048

Honda Expands Production of Auto Powertrain Components in Asia

July 10, 2002, Tokyo – Honda Motor Co., Ltd., has announced plans to expand production capacity in Asia for automobile powertrain components, including engine parts and transmissions. The new and expanded facilities will both raise the local content ratio of Honda products produced in the Asia region and supply components to Honda auto plants in other regions, including Europe.

A new parts manufacturing subsidiary, P.T. Honda Precision Parts Manufacturing, will be established in Indonesia. With a target production start-up of fall 2003, the new company will build a new plant, which will produce components such as automatic transmissions, continuously variable transmissions (CVT) and engine valves.

P.T. Honda Precision Parts Manufacturing will represent an investment of approximately 8 billion yen (U.S. $66 million) and new employment of 900 associates. The production will start with automatic transmissions for 2-liter-class 4-cylinder engines to be equipped in models such as Accord and CR-V. The combined annual production capacity of these transmissions will reach 250,000 units when production of CVTs for small vehicles will be added in 2004. These transmissions will be supplied to Honda automobile plants outside the region such as the plant in the U.K., as well as plants in ASEAN countries. The production capacity of engine valves is targeted to reach 550,000 sets in 2004 for automobile production in ASEAN countries and other regions in the world as well.

In the Philippines, Honda will invest about 2 billion yen (U.S. $16.5 million) to an existing facility, Honda Parts Manufacturing Corp., which is currently producing automobile service parts. The company will begin production of manual transmissions this month with a production plan of 10,000 units for the first year to be supplied to Honda plants in the ASEAN region. When its annual production capacity reaches 140,000 units in fall 2003, the company will begin supplying transmissions to Honda automobile plants outside the region, including the plant in the U.K.. Additional employment of 200 associates is expected with the new expansion.

From this fall, in China, Honda's joint venture company, Dongfeng Honda Auto Parts Co., Ltd., which currently produces a variety of automobile components, will export engine parts including crank shafts and connecting rods to the automobile plant in the U.K. for CR-V production.

Under the concept of "Made by Global Honda", Honda has been working to establish highly efficient and flexible networks of global production and parts procurement, making the best use of competitiveness of its production facilities located in every region in the world. By capitalizing on its highly competitive production facilities in Asia, which have the capability to produce both low cost and high quality components, Honda intends to meet the increasing demand for automobile production while further enhancing its global competitiveness.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Outline of P.T. Honda Precision Parts Manufacturing (Indonesia)

Established:	August 2002
Location:	Bukit Indah Industrial Park Approx. 70km southeast of central Jakarta, Indonesia
Representative:	President, Fumio Kusunoki
Employment:	Approx. 900 associates (in 2004)
Capital Investment:	Approx. 8 billion yen
Capitalization Ratio:	Honda Motor Co., Ltd. 95%, P.T. Prospect Motor 5%
Start Production:	Fall 2003
Products:	Automatic transmissions, CVTs, engine valves
Annual Capacity:	250,000 units of automatic transmissions and CVTs (in 2004) 550,000 sets of engine valves (in 2004)

Outline of Honda Parts Manufacturing Corp.

Established:	December 1992
Location:	Santa. Rosa Industrial Park Suburbs of Manila, Philippines
Representative:	President, Haruyuki Inami
Employment:	Approx. 300 associates (in 2004)
Capital Investment:	Approx. 2 billion yen
Capitalization Ratio:	Honda Motor Co., Ltd. 100%
Start Production:	July 2002 (for manual transmissions)
Products:	Manual transmissions and automobile service parts
Annual Capacity:	140,000 units of manual transmissions (in fall 2003)

Outline of Dongfeng Honda Auto Parts Co, Ltd.

Established:	December 1994
Location:	Huizhou City, Guangdong Province, China
Representative:	President, Takao Akimoto
Employment:	Approx. 500 associates
Capital Investment:	Approx. 3 billion yen
Capitalization Ratio:	Honda Motor Co., Ltd. 56%, Dongfeng Motor 35%, other local companies 9%
Start Production:	April 1995
Products:	Engine parts (crankshafts, connecting rods, cam shafts, sleeves), brake discs and knuckles
Annual Capacity:	240,000 sets of connecting rods and crankshafts (in 2003)

Press Information

Ref. # 02050

Honda Plans New Auto Plant in China

July 10, 2002, Tokyo – Honda Motor Co., Ltd., has announced that the company has signed a letter of intent with Guangzhou Auto Group Corp. and Dongfeng Motor Corp. to conduct a feasibility study for a new automobile plant that would produce Honda small cars in China for export to other markets.

The plant, to be a joint investment by the three companies, will be constructed in Guangzhou. The new project is expected to begin production by the end of 2004, with the initial annual production capacity of 50,000 cars. All of these vehicles will be exported to other regions outside of China, such as countries in Asia and Europe.

The new operation will enhance its cost competitiveness by utilizing experience in automobile production and parts procurement network, cultivated through existing joint projects, Guangzhou Honda Automobile Co.,Ltd. and Dongfeng Honda Engine Co.,Ltd.

Guangzhou Honda began production of the Accord in March 1999. Earlier this year, it began production of a second model based on the Japanese version of the Odyssey minivan. Guangzhou Honda produced 51,153 vehicles in 2001 with a production forecast of 59,000 Accords and Odysseys for 2002.

###

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

Press Information

ref. #02051

Honda Begins Monitor Testing of Its Compact Home-use Cogeneration (heat/electricity) Unit

July 18, 2002—Honda Motor Co., Ltd. announced today that it has entered the final phase of development of a compact, home-use cogeneration (heat/electricity) unit, scheduled to go on-sale in the current fiscal year ending March, 2003. The final phase, which started this month, involves monitor testing in average homes supplied with test units by the Osaka Gas, Toho Gas, and Saibu Gas companies.

The unit's compact design, which is small enough for home use, was achieved using an efficient layout combining the world's smallest*1 natural gas engine—the GE160V—developed especially for use in the cogeneration unit, with a compact, lightweight electrical generation system employing Honda's original sine wave inverter technology. Designed on the premise of ten hours daily use in a detached, single-family dwelling, the unit has a thermal output of approx. 3kW per hour and an electrical output of 1kW per hour, achieving an overall energy efficiency of 85%.
When used in combination with a hot water and heating system designed in cooperation with city gas companies and water heater makers to utilize waste heat, the system provides the average household with a ¥40,000 annual saving on its heating and lighting expenses. It is also expected to reduce CO_2 emissions by around 20%*2.

*1 Reciprocating gas engine

*2 Honda test value. Compared to electrical power produced through thermal generation and hot water and heating supplied using natural gas.

Also, with a 6,000-hour (approx. 3 years) maintenance interval, a 20,000-hour (approx. 10 years) durability rating, and a redundant electrical failure detection function, the system provides carefree reliability for home use.

Since 1953, Honda has been applying its know-how in small engine technology to develop and market power products that support a wide range of people in their daily activities. Cogeneration systems are known for their high-efficiency energy generation, and Honda has been pressing ahead to adapt the technical knowledge of small engines and generators it has accumulated through power products operations to the development of a cogeneration system that is small enough to be used in the home. The current monitor testing, to be carried out in 75 households based on the results of tests conducted in August 2001, will provide an opportunity for final technical verification, leading toward a planned release of the system through local gas companies for general home use in the current fiscal year ending March 2003.

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515



Compact home-use cogeneration unit

Main features of the compact home-use cogeneration unit

○ Overall energy efficiency of 85%

As a result of detailed investigations into energy usage patterns in the average home, the cogeneration unit was set for a thermal output of approx. 3kW per hour (energy efficiency: 65%), while electrical output was set to 1kW per hour (energy efficiency: 20%)—appropriate for an average household. The overall energy efficiency of 85% results in lower primary household energy consumption. At the same time, CO_2 output is expected to be reduced by 20%.

○ GE160V—the world's smallest reciprocating gas engine

The GE160V was specially developed for use in the home-use cogeneration unit. A three-way catalyst and oxygen feedback control are employed to reduce the quantity of NOx emissions, resulting in cleaner exhaust gas emissions than conventional domestic water heaters.

○ Low vibration, low noise

The generator motor doubles as the engine's starter motor, significantly reducing noise and vibration on startup. This is combined with a multi-chamber air intake silencer and high-volume air cleaner, resulting in noise levels comparable to those of the outside unit of a domestic air conditioner.

○ Compact and lightweight

The vertical layout combining a multi-polar alternator used in Honda inverter generators and a horizontal engine cylinder orientation results in a compact size appropriate for installation in a family dwelling.

○ High-quality electrical output

The cogeneration unit is equipped with a microprocessor-controlled, multi-polar sine wave inverter to ensure high-quality electrical output on par with a commercial power source, the first time this has been achieved in a unit of this class. It can be safely used even with precision equipment sensitive to fluctuations in frequency or voltage.

○ High-efficiency heat exchanger with integrated catalyst

In order to attain high heat-exchange efficiency, ventilation in the unit was minimized and a 2-stage construction was employed to suppress heat radiation. The catalyst and the heat exchanger were integrated to maintain the catalyst at a high temperature and facilitate heat exchange. Heat is recovered from throughout the unit to achieve a thermal efficiency of around 65%.

● Specifications

Fuel	City gas (Natural gas)
Engine	4-stroke, water-cooled, single-cylinder OHV
Displacement	163cm^3
Generator	Multi-polar sine wave inverter
Electrical output	1kW (AC 100/200 V)
Thermal output	3.25 kW
Size (W x D x H)	640mm X 380mm X 940mm

● Customer inquiries

Engine Department, Power Products Division***(Please confirm)
Honda Motor Co., Ltd.
3-15-1 Senzui, Asaka-shi, Saitama-ken, Japan 351-0024
TEL: +81-48-468-9011 FAX: +81-48-468-9016

Publicity information for the compact home-use cogeneration unit is available from the following URL:
http://www.honda.co.jp/PR/
(This site is intended solely for the use of journalists.)

Press Information

ref. #02052

New Scooter "Today" on Sale for ¥94,800

July 22, 2002—Honda Motor Co., Ltd. has announced the release of the Today, a new style of scooter for the expanding scooter market. This reliable, 4-stroke, 50cc scooter offers superb everyday convenience and comes fully equipped. Priced at ¥94,800 the Today goes on sale Thursday, August 8.

The development goal for the Today was to create a scooter that is "easy to ride, easy to buy, and easy to feel familiar with."
The newly designed, air-cooled, 4-stroke engine is not only highly environment-friendly, it also offers power output characteristics and fuel economy that make it ideal for city driving. Loaded with features such as a body sized for easy maneuvering, ample space for helmet storage, an anti-theft system, and a "combi brake" front-rear brake-force distribution system for a secure braking feel, this low-priced model offers a new level of value for the scooter market.
What's more, it is available in a full range of ten color variations—a first in Japan for a 50cc scooter. This highly individualized offering is intended to meet to a broad range of customer preferences.
Taking advantage of Honda's global network, the Today is the product of Japanese research and development, appropriate parts procurement from various countries throughout Asia and assembly in China under rigorous quality control standards by Sundiro Honda Motorcycle Co., Ltd.

*Manufacturer's suggested retail price (doesn't apply to Okinawa and some other regions)

With a name inspired by the familiar expression, "Let's go somewhere today", the Today was created with the goal of providing a scooter that is fun, convenient, and economical to as many people as possible.



Today

● **Annual domestic sales target:** 100,000 units

● **Manufacturer's suggested retail price** (consumption tax not included): ¥94,800

(Manufacturer's suggested retail price does not apply to Okinawa and some other regions.)

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

=Main Features of the Today=

●Newly designed, forced-air-cooled 4-stroke engine

The Today is equipped with a newly designed, forced-air-cooled engine that offers superb reliability and heat dissipation. An air injection (secondary air supply) system has been combined with a compact combustion chamber to reduce harmful pollutants in the exhaust gas. The engine has also been tuned to provide ample power in the low-to-mid engine speed ranges—just right for the frequent starts and acceleration of city driving. An engine-oil temperature sensor ensures smooth low-temperature starting and stable idling. Fuel consumption is a low 65km/L*.

*30km/h constant speed, low altitude testing

●Simple styling, fully equipped

The Today's simple, approachable styling features lamp fixtures unified under a rounded motif and a body formed of curved surfaces punctuated by sharp, taut edges.

The seat is conveniently shaped with a narrowed front portion for easy mounting and dismounting, and its low, 695-mm height makes it easy for riders to reach the ground with their feet.

The Today is also equipped with chrome-plated handlebars for a quality feel, along with high-visibility, speed meter and fuel lamp.

The under-seat helmet space is a full 22L*—large enough to accommodate a standard full-face helmet.

*Honda in-house measurement

●Replete anti-theft system and safety equipment

The anti-theft system features a main key cylinder that controls the main ignition switch, seat opener, and handle lock, all from a single location. The main key cylinder is further equipped with a key shutter, and the scooter is pre-wired for an optional alarm kit and immobilizer alarm for heightened security.

Safety equipment includes a "combi brake" front-rear brake-force distribution system, which distributes the correct amount of stopping force to the front and rear wheels even when only the left (rear-wheel) brake lever is squeezed. This achieves effective braking while maintaining vehicle stability.

●A full range of ten color variations—a first in Japan for a 50cc scooter

In order to respond to a wide range of customer preferences, the Today is available in ten standard color variations—a first in Japan for a 50cc scooter. Each color has been newly created just for the Today, and measures such as the utilization of metallic colors, impart an air of quality.

Colors:

- •Candy Lucid Red
- •Orion Yellow
- •Pearl Cancer White
- •Pearl Procyon Black
- •Antares Green Metallic
- •Spica Pink Metallic
- •Sigma Silver Metallic
- •Taurus Grey Metallic
- •Sirius Blue Metallic (Planned for release in October)
- •Epsilon Blue Metallic (Planned for release in October)

Publicity photographs and materials for the Today are available at the following URL:
http:// www.honda.co.jp/PR/
(The site is intended exclusively for the use of journalists.)

Specifications

Model Name			Today
Model Type			Honda BA-AF61
L×W×H	(m)		1.695×0.630×1.030
Wheelbase	(m)		1.180
Ground Clearance	(m)		0.110
Seat Height	(m)		0.695
Vehicle Weight	(kg)		75
Dry Weight	(kg)		71
Number of Riders			1
Turning Radius	(m)		1.8
Engine Type			AF61E (forced-air-cooled 4-stroke OHC mono-cylinder)
Displacement	(cm^3)		49
Bore x Stroke	(mm)		37.8×44.0
Compression Ratio			10.1:1
Maximum Power	(kW[PS]/rpm)		2.8[3.8]/8,000
Maximum Torque	(Nm[kg-m]/rpm)		3.6[0.37]/6,500
Fuel Consumption	(km/L)		65.0 (30km/h constant speed, low altitude)
Carburetor Type			VK0DA
Starter			Self-starting (also with kick start)
Ignition			CDI type, battery powered
Lubrication			Force-fed and splash
Fuel Tank Capacity	(L)		5.0
Clutch			Dry-type, multi-plate shoe
Gearbox			Continuously variable (V-Matic)
Gear Ratio		1 gear	2.850～0.860
Reduction Ratio		Primary	3.600
		Secondary	3.769
Caster Angle (degrees)／Trail(mm)			26°30′/71
Tire Size		Front	80/100-10 46J
		Rear	80/100-10 46J
Braking System		Front	Mechanical leading/trailing
		Rear	Mechanical leading/trailing
Suspension		Front	Telescopic
		Rear	Unit swing arm
Frame			Underbone

Press Information

(NOTE: This release is embargoed until 11:30 a.m., July 23)

Ref.#02053

HONDA DOMESTIC SALES UP 1.7% IN JUNE

July 23, 2002 -- Honda Motor Co., Ltd., announced today that it sold 88,953 vehicles in Japan in June, an increase of 1.7% over June 2001. The slower monthly increase followed a record sales months in May.

June sales were led by Honda's popular Fit sub-compact vehicle (24,140 units), which again was the best-selling vehicle in Japan for the month. Honda's Life mini-vehicle sales in June totaled 16,733 units while That's mini-vehicle sales totaled 8,126 units, and Step-WGN totaled 7,208 units. By vehicle category, passenger car and light truck sales were up 0.3% -- the 27th consecutive monthly increase -- while mini vehicle sales were up by 4.0%.

Honda's domestic production was down 3.2% in June because there was one less production day. Overseas production was up for the 18th consecutive month at 7.8%, mainly because of increased output in Europe and North America.

Export shipments from Japan in June were up for the seventh consecutive month, gaining 36.4%, mainly because of increased shipments to North America and Europe.

HONDA PRODUCTION, SALES AND EXPORTS – JUNE 2002

PRODUCTION

	June		Annual Total – 2002		Fiscal Year	
	Units	Vs. 6/01	Units	Vs. 2001	Units	Vs. 2001/4-6
Domestic (CBU+CKD)	117,525	- 3.2%	684,266	+ 8.0%	340,721	+ 6.2%
Overseas (CBU only)	125,071	+ 7.8%	760,808	+ 7.5%	391,884	+12.4%
Worldwide Total (*)	242,596	+ 2.2%	1,445,074	+ 7.7%	732,605	+ 9.4%

(*)-except overseas CKD

REGIONAL PRODUCTION

	June		Annual Total		Fiscal Year	
	Units	Vs. 6/01	Units	Vs. 2001	Units	Vs. 2001/4-6
North America	94,068	+ 5.3%	575,496	+ 3.0%	295,449	+ 8.5%
(USA only	64,197	+ 10.3%	385,621	+ 6.0%	200,102	+ 12.2%)
Europe	11,075	+ 18.0%	84,072	+ 60.6%	41,827	+ 58.4%
Asia	15,691	+ 22.4%	76,513	+ 8.8%	41,778	+ 15.1%
Others	4,237	- 4.8%	24,619	- 7.5%	12,830	- 6.4%
Overseas Total	125,071	+ 7.8 %	760,808	+ 7.5%	391,884	+ 12.4%

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

SALES

Vehicle type	June Units	Vs. 6/01	Annual Total Units	Vs. 2001	Fiscal Year Units	Vs. 2001/4-6
Passenger cars & light trucks	54,838	+ 0.3%	312,423	+ 17.0%	145,585	+ 9.6%
(Imports	837	- 16.0%	5,060	+ 20.8%	2,364	- 3.1%)
Mini vehicles	34,115	+ 4.0%	156,154	- 0.6%	76,165	+ 4.3%
TOTAL	88,953	+ 1.7%	468,577	+ 10.5%	221,750	+ 7.7%

EXPORTS

	June Units	Vs. 6/01	Annual Total Units	Vs. 2001	Fiscal Year Units	Vs. 2001/4-6
North America	23,504	+ 37.7%	144,080	+ 29.9%	73,802	+33.6%
(USA only)	20,541	+ 40.4%	125,286	+ 24.7%	62,389	+ 24.8%)
Europe	8,568	+ 18.1%	34,788	- 2.7%	20,296	- 4.8%
Asia	3,054	- 6.9%	17,237	+ 4.1%	11,039	+ 29.1%
Others	6,090	+ 31.9%	30,891	+ 22.5%	17,739	+ 52.6%
TOTAL	41,216	+ 36.4%	226,996	+ 20.4%	122,876	+ 27.0%

For further information, please contact:

Masaya Nagai
Noriko Okamoto
Tatsuya David Iida
Honda Motor Co., Ltd. Corporate Communications Division
Telephone: 03-5412-1512
Facsimile: 03-5412-1545

Press Information

Honda FCX is the World's First Fuel Cell Vehicle to Earn U.S. Government Approval—Due for Release in 2002

Ref.#02054

July 25, 2002—Honda Motor Co., Ltd. announced today that its fuel cell vehicle, the FCX, has earned approval from the U.S. EPA (Environmental Protection Agency) and CARB (California Air Resource Board)—a world first for a fuel cell vehicle.

Honda president Hiroyuki Yoshino states, "In 1972, Honda was the world's first auto maker to pass EPA inspection for US emissions regulations set out in the Muskie Act (the most stringent in the world at that time), opening the door to a new era of clean emissions. And now, with the approval of our fuel cell vehicle, we are opening another new door—to the hydrogen age."

Based on this approval and the results of road testing in the U.S. and Japan, Honda hopes to commence marketing of the FCX in both countries at the end of 2002, sooner than initially planned. The vehicle marketed in U.S. and Japan market in the first three years will be limited to around thirty vehicles. Due to the state of the hydrogen supply infrastructure, marketing regions will initially be limited to the Tokyo metropolitan area in Japan, and the State of California in the U.S. The vehicles will be offered to customers on a lease basis, with lease rates and conditions to be determined at a later date.

Honda announced the FCX-V1 and FCX-V2 fuel cell test vehicles in September 1999, followed by the 4-passenger FCX-V3 test vehicle in September 2000. In 2001, the 4th-generation FCX-V4 was unveiled, featuring improved performance and collision safety. Development of the fuel cell vehicle progressed smoothly, with the help of test data accumulated under real-world driving conditions through participation in a U.S. project for public-road testing of fuel cell vehicles under the auspices of the California Fuel Cell Partnership, and Japanese Ministry of Land, Infrastructure and Transport approved public-road testing in Japan.

本田技研工業株式会社　広報部
東京都港区南青山 2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

"This is an important milestone for the automobile industry that holds the promise of cleaner air for all Americans," said Jeff Holmstead, assistant administrator of the EPA's Office of Air and Radiation. "While there still remains much work ahead to make fuel cell vehicles a mainstream transportation option, this certification is an important first step."

"The California certification of Honda's FCX is a tremendous accomplishment," said Alan C. Lloyd, chairman of CARB. "The California Fuel Cell Partnership – involving energy companies, auto manufacturers, component makers and government agencies – will help coordinate key industry-wide issues, including infrastructure development."

The new EPA and CARB-approved fuel cell vehicle developed for marketing in the U.S. and Japan is called the FCX. Motor torque has been increased by around 15% over the FCX-V4 test vehicle, and its output characteristics in the mid-to-high speed ranges have also been improved, achieving powerful off-the-line acceleration and a top speed of 150km/h. With a 156.6L capacity in the 350-atmosphere high-pressure fuel tank, the FCX has a range of 355km—40km greater than the FCX-V4. The new model is also 40mm shorter overall than the FCX-V4 while maintaining the same level of collision safety, and features newly designed front and rear bumpers.

System Schematic


Air intake
Humidifier
Drive motor
Fuel cell stack
Humidifier
High-pressure hydrogen tank
Ultra-capacitor
Cooling system

Specifications

Vehicle name		FCX
Number of occupants		4
Maximum speed		150km/h
Motor	Max. output	60kW (82PS)
	Max. drive torque	272N·m
	Type	AC synchronous electric motor (manufactured by Honda)
Fuel cell stack	Type	PEFC (polymer electrolyte fuel cell, manufactured by Ballard)
	Output	78kW
Fuel	Type	Compressed hydrogen gas
	Storage	High-pressure hydrogen tank (350 atmospheres)
	Capacity	156.6L
Dimensions (L x W x H, mm)		4,165 x 1,760 x 1,645
Energy storage		Ultra-capacitor (manufactured by Honda)
Vehicle range		355km

Publicity materials for the FCX are available at the following URL:

http://www.honda.co.jp/PR/

(This site is intended exclusively for the use of journalists.)

Press Information

Ref. #02054
July 29, 2002

HONDA MOTOR CO., LTD. REPORTS
UNAUDITED CONSOLIDATED FINANCIAL RESULTS
FOR THE FISCAL FIRST QUARTER
ENDED JUNE 30, 2002

Tokyo, July 29, 2002--- Honda Motor Co., Ltd. today announced its unaudited consolidated financial results for the fiscal first quarter ended June 30, 2002.

Honda's consolidated net income for the fiscal first quarter ended June 30, 2002 totaled JPY 107.5 billion (USD 900 million), an increase of 20.4% from the corresponding period in 2001. Basic net income per Common Share for the quarter amounted to JPY 110.42 (USD 0.92), compared to JPY 91.72 for the corresponding period in 2001. Two of Honda's American Depositary Shares represent one Common Share.

Consolidated net sales and other operating revenue (herein referred to as "revenue") for the fiscal first quarter amounted to JPY 1,936.8 billion (USD 16,208 million), an increase of 10.0% from the corresponding period in 2001. In addition to higher sales, currency translation effects, which had a positive impact on foreign currency-denominated revenue from Honda's overseas subsidiaries, translated into yen, contributed to this increase.
Honda estimates that had the exchange rate of yen remained unchanged from the same period in 2001, revenue for the quarter would have increased by approximately 6.5%.

Consolidated operating income for the fiscal first quarter totaled JPY 170.8 billion (USD 1,429 million), an increase of 12.8% compared to the corresponding period in 2001. This increase in operating income was due primarily to an increase in revenue contributed by higher unit sales of motorcycles, automobiles and power products, the positive impact of the depreciation of the yen and Honda's ongoing cost reduction efforts, which offset increases in selling, general and administrative expenses and research and development expenses.

Consolidated income before income taxes for the quarter totaled JPY 163.7 billion (USD 1,370 million), an increase of 20.7% from the corresponding period in 2001.

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

With respect to Honda's sales in the fiscal first quarter by business category, motorcycle unit sales increased by 33.4% to 1,827,000 units, and revenue increased 12.1%, to JPY 251.8 billion (USD 2,108 million). This increase in unit sales was due primarily to higher sales in Asia outside of Japan and North America.

Honda's unit sales of automobiles increased by 8.8% to 694,000 units, due primarily to strong sales in North America contributed by the newly introduced Pilot SUV, CR-V and Acura RSX. Revenue increased 9.1%, to JPY 1,551.4 billion (USD 12,983 million) during the quarter.

Unit sales of power products totaled 1,121,000 units, an increase of 19.1% compared to the corresponding period in 2001. Higher sales of general-purpose engines in North America and Japan were the major factor for this increase in unit sales. Revenue from other businesses, including the power product business and financial services, increased by 17.2% to JPY 133.5 billion (USD 1,118 million) due mainly to higher sales in power products business and higher revenue from Honda's finance subsidiaries.

[1] Unit Sales Breakdown

	(In thousands of units)	
	Three months ended June 30, 2002	Three months ended June 30, 2001
MOTORCYCLES		
Japan	**94**	109
(motorcycles included above)	**(94)**	(109)
North America	**119**	110
(motorcycles included above)	**(59)**	(58)
Europe	**98**	104
(motorcycles included above)	**(96)**	(102)
Others	**1,516**	1,047
(motorcycles included above)	**(1,511)**	(1,045)
Total	**1,827**	1,370
(motorcycles included above)	**(1,760)**	(1,314)
AUTOMOBILES		
Japan	**213**	207
North America	**367**	328
Europe	**46**	43
Others	**68**	60
Total	**694**	638
POWER PRODUCTS		
Japan	**128**	82
North America	**517**	433
Europe	**267**	232
Others	**209**	194
Total	**1,121**	941

Explanatory Note:

1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2. Previously, domestic sales of general-purpose engines to customers who will install them in products that are subsequently exported were recorded as overseas sales of power products. However, as of the term under review, such sales are recorded in domestic power products sales. Prior year's figures have been restated to reflect this change.

[2] Net Sales Breakdown

(In millions of Yen)

	Three months ended June 30, 2002		Three months ended June 30, 2001	
MOTORCYCLE BUSINESS				
Japan	**25,533**	**(10.1%)**	27,736	(12.3%)
North America	**74,613**	**(29.6%)**	67,010	(29.8%)
Europe	**56,420**	**(22.4%)**	53,355	(23.7%)
Others	**95,299**	**(37.9%)**	76,590	(34.2%)
Total	**251,865**	**(100.0%)**	224,691	(100.0%)
AUTOMOBILE BUSINESS				
Japan	**376,919**	**(24.3%)**	410,871	(28.9%)
North America	**955,200**	**(61.6%)**	830,841	(58.4%)
Europe	**93,375**	**(6.0%)**	78,826	(5.5%)
Others	**125,917**	**(8.1%)**	101,276	(7.2%)
Total	**1,551,411**	**(100.0%)**	1,421,814	(100.0%)
OTHERS				
Japan	**31,768**	**(23.8%)**	28,477	(25.0%)
North America	**79,269**	**(59.4%)**	64,182	(56.3%)
Europe	**14,700**	**(11.0%)**	12,820	(11.3%)
Others	**7,823**	**(5.8%)**	8,451	(7.4%)
Total	**133,560**	**(100.0%)**	113,930	(100.0%)
TOTAL				
Japan	**434,220**	**(22.4%)**	467,084	(26.5%)
North America	**1,109,082**	**(57.3%)**	962,033	(54.6%)
Europe	**164,495**	**(8.5%)**	145,001	(8.2%)
Others	**229,039**	**(11.8%)**	186,317	(10.7%)
Total	**1,936,836**	**(100.0%)**	1,760,435	(100.0%)

Explanatory Note:

1. The geographical breakdown of net sales is based on the location of affiliated and unaffiliated customers.

2. Net sales of others including revenue from sales of power products and related parts, lesiure businesses, trading and finincial services.

3. Revenue from domestic sales of general-purpose engines to customers who install them in products that are subsequently exported is recorded as domestic revenue in Others.
   Prior year's figures have been restated to reflect this change.

[3] Consolidated Financial Summary

Financial Highlights

	(In millions of Yen)		
	Three months ended June 30, 2002	% Change	Three months ended June 30, 2001
Net sales and other operating revenue	**1,936,836**	10.0%	1,760,435
Operating income	**170,823**	12.8%	151,445
Income before income taxes	**163,704**	20.7%	135,672
Net income	**107,598**	20.4%	89,378
	(In Yen)		
Basic net income per			
Common Share	**110.42**		91.72
American Share	**55.21**		45.86

	(In millions of U.S. Dollars)
	Three months ended June 30, 2002
Net sales and other operating revenue	**16,208**
Operating income	**1,429**
Income before income taxes	**1,370**
Net income	**900**
	(In U.S. Dollars)
Basic net income per	
Common Share	**0.92**
American Share	**0.46**

[4] Consolidated Statements of Income and Retained Earnings (Unaudited)

	(In millions of Yen)	
	Three months ended June 30, 2002	Three months ended June 30, 2001
Net sales and other operating revenue	1,936,836	1,760,435
Operating costs and expenses:		
Cost of sales	1,318,856	1,220,245
Selling, general and administrative	339,134	294,620
Research and development	108,023	94,125
Operating income	170,823	151,445
Other income:		
Interest	2,366	2,284
Other	16,036	3,078
Other expenses:		
Interest	4,320	5,015
Other	21,201	16,120
Income before income taxes	163,704	135,672
Income taxes	67,919	55,057
Income before equity in income of affiliates	95,785	80,615
Equity in income of affiliates	11,813	8,763
Net income	107,598	89,378
Retained earnings:		
Balance at beginning of period	2,765,600	2,428,293
Cash dividends paid	(14,616)	(11,693)
Transfer to legal reserves	(43)	(448)
Balance at end of period	2,858,539	2,505,530
	(In Yen)	
Basic net income per		
Common Share	110.42	91.72
American Share	55.21	45.86

[5] Consolidated Balance Sheets

Assets	(In millions of Yen)		
	June 30, 2002 (Unaudited)	March 31, 2002 (Audited)	June 30, 2001 (Unaudited)
Current assets:			
Cash and cash equivalents	**492,547**	609,441	389,847
Trade accounts and notes receivables	**366,924**	452,208	401,975
Finance subsidiaries-receivables, net	**903,205**	995,087	750,656
Inventories	**638,409**	644,282	638,945
Deferred income taxes	**177,005**	182,788	163,829
Other current assets	**209,485**	204,538	178,836
Total current assets	**2,787,575**	3,088,344	2,524,088
Finance subsidiaries-receivables, net	**1,815,320**	1,808,861	1,567,212
Investments and advances	**397,207**	395,495	382,699
Property, plant and equipment, at cost:			
Land	**329,395**	318,208	302,567
Buildings	**908,063**	920,106	836,612
Machinery and equipment	**2,006,414**	2,048,244	1,898,938
Construction in progress	**86,848**	82,610	116,018
	3,330,720	3,369,168	3,154,135
Less accumulated depreciation	**1,968,713**	1,979,455	1,894,913
Net property, plant and equipment	**1,362,007**	1,389,713	1,259,222
Other assets	**248,785**	258,382	155,293
Total assets	**6,610,894**	6,940,795	5,888,514

[5] **Consolidated Balance Sheets - continued**

Liabilities and Stockholders' Equity

	(In millions of Yen)		
	June 30, 2002 (Unaudited)	March 31, 2002 (Audited)	June 30, 2001 (Unaudited)
Current liabilities:			
Short-term debt	**887,540**	1,035,069	1,073,015
Current portion of long-term debt	**207,696**	308,014	289,919
Trade payables	**772,565**	840,957	742,225
Accrued expenses	**637,092**	678,118	556,995
Income taxes payabe	**50,664**	61,244	70,046
Other current liabilities	**192,043**	186,657	138,107
Total current liabilities	**2,747,600**	3,110,059	2,870,307
Long-term debt	**801,824**	716,614	386,778
Other liabilities	**536,935**	540,181	308,744
Total liabilities	**4,086,359**	4,366,854	3,565,829
Stockholders' equity:			
Common stock	**86,067**	86,067	86,067
Capital surplus	**172,529**	172,529	172,529
Legal reserves	**29,012**	28,969	28,377
Retained earnings	**2,858,539**	2,765,600	2,505,530
Adjustments from foreign currency translation	**(443,332)**	(300,081)	(405,981)
Net unrealized gains on marketable equity securities	**9,613**	8,730	17,845
Minimum pension liabilities adjustment	**(187,824)**	(187,824)	(81,682)
Accumulated other comprehensive income (loss)	**(621,543)**	(479,175)	(469,818)
Treasury stock	**(69)**	(49)	—
Total stockholders' equity	**2,524,535**	2,573,941	2,322,685
Total liabilities and stockholders' equity	**6,610,894**	6,940,795	5,888,514

[6] Segment Information

(A) Business Segment Information
For the three months ended June 30, 2002

(In millions of Yen)

	Motorcycle Business	Automobile Business	Financial Services	Other Businesses	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	251,865	1,551,411	58,010	75,550	1,936,836	—	1,936,836
Intersegment-sales	0	0	1,392	3,287	4,679	(4,679)	—
Total	251,865	1,551,411	59,402	78,837	1,941,515	(4,679)	1,936,836
Cost of sales, S.G.A. and R&D expenses	239,341	1,414,467	42,279	74,605	1,770,692	(4,679)	1,766,013
Operating income	12,524	136,944	17,123	4,232	170,823	0	170,823

Explanatory Note:

1. Segmentation of Business
Business segment is based on Honda's business organization and the similarity of the principal products included within each segment as well as the relevant markets for such products.

2. Principal products of each segment

Business	Sales	Principal Products
Motorcycle	Motorcycles, all-terrain vehicles (ATV), personal watercraft and relevant parts	Large-size motorcycles, mid-size motorcycles, motorized bicycles, all-terrain vehicles (ATV), personal watercraft
Automobile	Automobiles and relevant parts	Compact cars, sub-compact cars, mini-vehicles
Financial Services	Financial and insurance services	N/A
Other	Power products and relevant parts, and others	Power tillers, generators, general purpose engines, lawn mowers, outboard engines

(B) Geographical Segment Information

The geographical segmentation is based on the location where sales originated.

For the three months ended June 30, 2002 (In millions of Yen)

	Japan	North America	Europe	Others	Total	Corporate assets and Eliminations	Consolidated
Net sales and other operating revenue:							
Sales to unaffiliated customers	490,042	1,112,105	164,116	170,573	1,936,836	—	1,936,836
Transfers between geographical segments	461,738	36,101	26,665	4,249	528,753	(528,753)	—
Total	951,780	1,148,206	190,781	174,822	2,465,589	(528,753)	1,936,836
Cost of sales, S.G.A. and R&D expenses	908,720	1,036,933	193,789	159,909	2,299,351	(533,338)	1,766,013
Operating income (losses)	43,060	111,273	(3,008)	14,913	166,238	4,585	170,823

(C) Overseas Sales

For the year ended March 31, 2002 (In Millions of Yen)

	North America	Europe	Others	Total
Overseas Sales	1,109,082	164,495	229,039	1,502,616
Consolidated Sales				1,936,836
Overseas Sales Ratio to Consolidated Sales	57.3%	8.5%	11.8%	77.6%

Explanatory Notes:

1. The Company prepares its consolidated financial statements in conformity with accounting principles generally accepted in the United States since the Company has issued American Depositary Receipts listed on the New York Stock Exchange and files reports with the U.S. Securities and Exchange Commission, except all segment information which is prepared in accordance with a Ministerial Ordinance under the Securities and Exchange Law of Japan.

2. The average exchange rates for the fiscal first quarter ended June 30, 2002 were JPY 127.04=USD 1 and JPY 116.57= EUR 1. The average exchange rates for the corresponding period last year were JPY 122.71=USD 1 and JPY 107.22= EUR 1.

3. United States dollar amounts have been translated from yen solely for the convenience of the reader at the rate of JPY 119.50= USD 1, the mean of the telegraphic transfer selling exchange rate and the telegraphic transfer buying exchange rate prevailing on the Tokyo foreign exchange market on June 28, 2002.

4. The Company's Common Stock-to-ADR exchange rate has been changed from two shares of Common Stock to one ADR to one share of Common Stock to two ADRs, effective January 10, 2002.

5. The Company has adopted the provisions of Statement of Financial Accounting Standards (SFAS) No.130, "Reporting Comprehensive Income". The following table represents components of the Company's comprehensive income. Other comprehensive income (loss) consists of changes in adjustments from foreign currency translation, net unrealized gains on marketable equity securities and minimum pension liabilities adjustment.

(In millions of Yen)	Three months ended June 30, 2002	Three months ended June 30, 2001
Net income	107,598	89,378
Other comprehensive income (loss)	(142,368)	14,709
Comprehensive income	(34,770)	104,087

6. Certain reclassifications have been made to the prior year's consolidated financial statements to conform to the presentation used for the fiscal first quarter ended June 30, 2002.

Press Information

Ref. #02055

July 29, 2002

Notice of Acquisition of Common Stock

Tokyo, July 29, 2002--- Honda Motor Co., Ltd. today announced to implement an Acquisition of its Common Stock, which was resolved at the meeting of the Board of Directors held on July 29, 2002 in accordance with resolution at the 78th Ordinary General Meeting of Shareholders held on June 25, 2002 as follows:

(1) Type of shares to be acquired
 Common stock of Honda Motor Co., Ltd
(2) Maximum number of shares to be acquired
 3,000,000 shares
(3) Maximum amount of acquisition
 15 billion yen
(4) Method of acquisition
 Purchase on the Tokyo Stock Exchange
(5) Period of acquisition
 From August 7, 2002 to October 25, 2002

Note:
Resolution at the 78th Ordinary General Meeting of Shareholders held on June 25, 2002.
(1) Type of shares to be acquired
 Common stock of Honda Motor Co., Ltd
(2) Maximum number of shares to be acquired
 20,000,000 shares
(3) Maximum amount of acquisition
 100 billion yen

本田技研工業株式会社　広報部
東京都港区南青山2-1-1 〒107-8556
企業広報 TEL(03)5412-1512/FAX(03)5412-1545
商品広報 TEL(03)5412-1514（四輪、汎用製品）
TEL(03)5412-1203（二輪製品）
FAX(03)5412-1515
URL http://www.honda.co.jp/

Honda Motor Co., Ltd.
No. 1-1, 2-Chome, Minamiaoyama
Minato-ku, Tokyo, 107-8556 Japan
Corp. PR 03-5412-1512/Fax 03-5412-1545
Product PR Automobile, Power Prod. 03-5412-1514
Motorcycle 03-5412-1203
Fax 03-5412-1515

[Translation]

ARTICLES OF INCORPORATION

OF

HONDA MOTOR CO., LTD.

As of June 25, 2002

Resolutions of the General Meetings of Shareholders

1. September 8, 1948 (drafting of Articles of Incorporation)
2. September 24, 1948 (establishment)
3. November 14, 1949 (amendment thereto)
4. July 1, 1951 (amendment thereto)
5. October 25, 1951 (amendment thereto)
6. April 10, 1952 (amendment thereto)
7. August 2, 1952 (amendment thereto)
8. September 20, 1952 (amendment thereto)
9. December 1, 1952 (amendment thereto)
10. May 20, 1953 (amendment thereto)
11. August 16, 1953 (amendment thereto)
12. September 27, 1953 (amendment thereto)
13. December 30, 1953 (amendment thereto)
14. April 17, 1955 (amendment thereto)
15. October 29, 1955 (amendment thereto)
16. October 29, 1956 (amendment thereto)
17. April 27, 1957 (amendment thereto)
18. October 29, 1957 (amendment thereto)
19. April 28, 1959 (amendment thereto)
20. April 28, 1960 (amendment thereto)
21. October 28, 1960 (amendment thereto)
22. October 30, 1961 (amendment thereto)
23. April 26, 1962 (amendment thereto)
24. October 26, 1962 (amendment thereto)
25. December 18, 1962 (amendment thereto)
26. April 28, 1964 (amendment thereto)
27. October 30, 1970 (amendment thereto)
28. October 29, 1973 (amendment thereto)
29. April 26, 1974 (amendment thereto)
30. April 24, 1975 (amendment thereto)
31. May 25, 1978 (amendment thereto)
32. May 22, 1980 (amendment thereto)
33. May 27, 1982 (amendment thereto)
34. October 1, 1982 (amendment thereto)
35. August 19, 1985 (amendment thereto)
36. May 28, 1987 (amendment thereto)
37. June 27, 1991 (amendment thereto)
38. June 29, 1994 (amendment thereto)
39. June 29, 1999 (amendment thereto)
40. June 28, 2001 (amendment thereto)
41. June 25, 2002 (amendment thereto)

Chapter I. General Provisions

(Corporate name)
Article 1.

The Company shall be called Honda Giken Kogyo Kabushiki Kaisha and shall be written in English as HONDA MOTOR CO., LTD.

(Objects)
Article 2.

The object of the Company shall be to carry on the following business:

1. Manufacture, sale, lease and repair of motor vehicles, ships and vessels, aircrafts and other transportation machinery and equipment.

2. Manufacture, sale, lease and repair of prime movers, agricultural machinery and appliances, generators, processing machinery and other general machinery and apparatus, electric machinery and apparatus and precision machinery and apparatus.

3. Business of manufacture and sale of fiber products, paper products, leather products, lumber products, rubber products, chemical industry products, ceramic products, metal products and other products.

4. Overland transportation business, marine transportation business, air transportation business, warehouse business, travel business and other transport business and communication business.

5. Business of sale of sporting goods, articles of clothing, stationeries, daily sundries, pharmaceuticals, drink and foodstuffs and other goods.

6. Financial business, nonlife insurance agency business, life insurance canvassing business, construction business such as building construction business and real estate business such as intermediation, etc. of real estate.

7. Publishing business, advertising business, translation business, interpretation business, management consultant business, information service business such as information processing, information communication, information provision, etc., industrial design planning and designing business, comprehensive guard and security business and worker dispatch business.

8. Management of parking garages, driving schools, training and education facilities, racecourses, recreation grounds, sporting facilities, marina facilities, hotels, restaurants and other facilities.

9. Manufacture, sale and furnishing of technology of apparatus, parts and supplies relating to each of the foregoing items and all other activities and investments relating to each of the foregoing items.

(Location of head office)
Article 3.

The Company shall have its head office in Minato-ku, Tokyo.

(Method of giving public notice)
Article 4.

The public notices of the Company shall be given by publication in the Nihon Keizai Shinbun published in Tokyo.

Chapter II. Shares

(Total number of shares authorized to be issued by the Company)
Article 5.

The total number of shares authorized to be issued by the Company shall be 3,600,000,000 shares; provided, however, that in case any retirement of shares is made, the number of authorized shares shall be decreased correspondingly by the number of shares so retired.

(Number of one unit (*tangen*) of shares, and non-issuance of share certificates representing less than unit (*tangen*))
Article 6.

One unit (*tangen*) of shares of the Company consists of one hundred (100) shares.

The Company shall not issue any share certificates representing the shares less than one unit (*tangen*) of shares (hereinafter referred to as the "shares less than unit (*tangen*)"); provided, however, that this shall not apply to the matters otherwise provided for in the Share Handling Regulations.

(Procedures relating to shares, etc.)
Article 7.

The denomination of the share certificates of the Company shall be provided for in the Share Handling Regulations established by the Board of Directors.

Registration of transfer of shares, purchase of shares representing less than unit (*tangen*) and other procedures and fees relating to shares shall be governed by the Share Handling Regulations established by the Board of Directors.

(Transfer agent)
Article 8.

The Company shall have a transfer agent with respect to shares. The transfer agent and its place of handling business shall be selected by resolution of the Board of Directors, and a public notice thereof shall be given.

The shareholders' register and the register of beneficial shareholders of the Company (hereinafter referred to as the "shareholders' registers") shall be kept at the transfer agent's place of handling business and registration of transfer of shares, purchase of shares less than unit (*tangen*) and other business relating to shares shall be handled by the transfer agent and not by the Company.

(Record date)
Article 9.

The shareholders (including beneficial shareholders; same is applicable hereinafter) appearing or recorded on the shareholders' registers as of the end of each accounting period shall be the shareholders entitled to exercise the rights of shareholders at the ordinary general meeting of shareholders for such accounting period.

If it is necessary in addition to the preceding paragraph, the shareholders or registered pledgees appearing or recorded on the shareholders' registers as of a specific date of which advance public notice is given in accordance with the resolution of the Board of Directors shall be deemed the shareholders or pledgees entitled to exercise the rights of shareholders or pledgees.

Chapter III. General Meeting of Shareholders

(Time of convocation)
Article 10.

The ordinary general meeting of shareholders shall be convened within three months from the day next following the date of closing of accounts for each business term.

In addition to the above, an extraordinary general meeting of shareholders shall be convened whenever necessary.

(Person to convene meeting and place of meeting)
Article 11.

Except as otherwise provided by laws or ordinances, a general meeting of shareholders shall be convened by the President, based upon the resolution of the Board of Directors. If the President is prevented from so doing, one of the other Directors shall convene in the order previously fixed by the Board of Directors. A general meeting of shareholders may be held either at the head office or in its vicinity, or in Wako City, Saitama Prefecture.

(Chairman)
Article 12.

Chairmanship of a general meeting of shareholders shall be assumed by the Chairman of the Board of Directors or the President and Director pursuant to the resolution previously made by the Board of Directors. If both of the Chairman of the Board of Directors and the President and Director are prevented from so doing, one of the other Directors shall do so in the order previously fixed by the Board of Directors.

(Resolutions)
Article 13.

Unless otherwise provided by laws or ordinances or by these Articles of

Incorporation, resolutions at a general meeting of shareholders shall be adopted by a majority vote of the Shareholders present and entitled to vote thereat.

(Exercise of voting rights by proxy)
Article 14.

Shareholders or their legal representatives may delegate the power to exercise the voting rights to proxies providing such proxies shall be shareholders of the Company who are entitled to the voting rights. Such shareholders or proxies shall present to the Company a document evidencing their power of representation for each general meeting of shareholders.

(Minutes)
Article 15.

The minutes of the general meetings of shareholders shall record the substance of the proceedings at the meetings and the results thereof and shall bear the names and seals of the Chairman and the Directors present, and such minutes shall be kept on file for ten years at the head office of the Company and the certified copies thereof shall be kept on file for five years at each of the branches of the Company.

Chapter IV. Directors and Board of Directors

(Number of Directors)
Article 16.

Directors of the Company shall be not more than forty-five in number.

(Election of Directors)
Article 17.

Directors shall be elected at a general meeting of shareholders. Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders. Resolution for the election of Directors shall not be by cumulative voting.

(Term of Office)
Article 18.

The term of office of Directors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within one year after their assumption of office.

The term of office of Directors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Directors.

(Directors with executive powers)
Article 19.

The Board of Directors shall elect from among Directors one President and

Director and may elect one Chairman of the Board of Directors, several Executive Vice Presidents and Directors, Senior Managing Directors and Managing Directors.

(Representative Directors)
Article 20.

The President and Director shall represent the Company.

In addition to the preceding paragraph, the Board of Directors shall elect, pursuant to its resolutions, Directors who shall each represent the Company.

(Board of Directors)
Article 21.

Except as provided in the Articles of Incorporation, matters relating to the Board of Directors shall be governed by the Regulations of the Board of Directors established by the Board of Directors.

(Notice of meetings of Board of Directors)
Article 22.

Notice of convocation of a meeting of the Board of Directors shall be sent to each Director and Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity. If the consent of all Directors and Corporate Auditors is obtained prior thereto, a meeting may be held without following the procedures for convening a meeting.

(Remuneration of Directors)
Article 23.

Remuneration and retirement allowance of Directors shall be determined by resolution of a general meeting of shareholders.

Chapter V. Corporate Auditors and Board of Corporate Auditors

(Number of Corporate Auditors)
Article 24.

Corporate Auditors of the Company shall be not more than five in number.

(Election of Corporate Auditors)
Article 25.

Corporate Auditors shall be elected at a general meeting of shareholders.

Resolution of such election shall be adopted by a majority of the votes of the shareholders present who hold one-third or more of the votes of all shareholders.

(Term of Office of Corporate Auditors)
Article 26.

The term of office of Corporate Auditors shall expire at the close of the ordinary general meeting of shareholders relating to the last business term occurring within four years after their assumption of office.

The term of office of Corporate Auditors elected to fill vacancies shall expire at the time of expiration of the term of office of the retired Corporate Auditors.

(Board of Corporate Auditors)
Article 27.

Except as provided in the Articles of Incorporation, matters relating to the Board of Corporate Auditors shall be governed by the Regulations of the Board of Corporate Auditors established by the Board of Corporate Auditors, provided, however, that said Regulations may not preclude the exercise of the power of each Corporate Auditor.

(Notice of Meetings of Board of Corporate Auditors)
Article 28.

Notice of convocation of a meeting of the Board of Corporate Auditors shall be sent to each Corporate Auditor three days prior to the date of the meeting, provided, however, that such period may be shortened in case of urgent necessity. If the consent of all Corporate Auditors is obtained prior thereto, a meeting may be held without following the procedures for convening a meeting.

(Remuneration of Corporate Auditors)
Article 29.

Remuneration and retirement allowance of Corporate Auditors shall be determined by resolution of a general meeting of shareholders.

Chapter VI. Accounts

(Date of closing of accounts)
Article 30.

March 31 of each year shall be the date of closing of accounts of the Company.

(Dividend)
Article 31.

Dividends shall be paid to the shareholders or registered pledgees appearing or recorded on the shareholders' registers as of the end of each accounting period.

(Interim dividend)
Article 32.

By resolution of the Board of Directors, distribution of money (hereinafter referred to as "interim dividend") may be made to the shareholders or registered pledgees appearing or recorded on entered in the shareholders' registers as of September 30 of each year.

(Period of exclusion)
Articles 33.

The Company shall be relieved of the obligation to pay dividends and interim dividends upon expiration of three full years from the day the same became due and payable.

-End-

Supplementary Provisions

(Amended to the Articles of Incorporation on June 25, 2002)

1. The term of office of Directors in office before the close of the ordinary general meeting of shareholders for the business term ending March 31, 2002 shall, notwithstanding the provision of Article 18, expire, as heretofore, at the close of the ordinary general meeting of shareholders relating to the last business term occurring within two years after their assumption of office.

2. The term of office of Corporate Auditors in office before the close of the ordinary general meeting of shareholders for the business term ending March 31, 2003 shall, notwithstanding the provision of Article 26, expire, as heretofore, at the close of the ordinary general meeting of shareholders relating to the last business term occurring within three years after their assumption of office.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO
KABUSHIKI KAISHA
(HONDA MOTOR CO.,LTD)



Satoshi Aoki
Senior Managing and
Representative Director

Date: August 9, 2002